
SingTel

15 June 2005



05009059

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 6 June 2005 to 10 June 2005.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

JUN 20 2005

Encs


SEC File No: 82

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Jun-2005 12:45:08
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Media Release - NCS names new Chairman and CEO
Description	
Attachments:	NR-080605.pdf Total size = **91K** (2048K size limit recommended)


Close Window

Jennifer Lim Lay Khim

From:	ASX.Online@asx.com.au
Sent:	Wednesday, June 08, 2005 12:49 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



236147.pdf (123 KB)

ASX confirms the release to the market of Doc ID: 236147 as follows: Release Time: 08-Jun-2005 14:48:29 ASX Code: SGT File Name: 236147.pdf Your Announcement Title: Media Release - NCS names new Chairman and CEO

ncs
making IT happen

Media Release

NCS names new Chairman and CEO

Lee Kwok Cheong assumes new role as Chairman
Dr Chong Yoke Sin takes over as Chief Executive Officer

Singapore, 8 June 2005 – NCS Pte. Ltd., a subsidiary of Singapore Telecommunications Limited (SingTel), announced today the appointment of a new Chairman and Chief Executive Officer (CEO). Mr Lee Kwok Cheong, or KC Lee, as he is popularly known in the information technology (IT) circle, will relinquish his current portfolio as CEO and take on the new role as NCS Chairman, to pursue his interest in life-long learning as the new CEO of SIM Private Limited from 1 August 2005. NCS' current Chief Operating Officer, Dr Chong Yoke Sin, will take over as the new CEO.

Mr Lee Hsien Yang, President and CEO of SingTel, remarked, "KC's contribution to NCS as its CEO has been outstanding. In the 10 years that he has led the company, he has transformed it from a domestic operation to a regional IT and communications engineering services powerhouse with subsidiaries spanning eight countries and 16 locations in Asia Pacific. Under his leadership, revenue grew strongly, from S$138 million in 1997 to S$668 million today."

"Even as KC moves to the education sector, we are pleased that NCS will continue to benefit from his experience and insights of the IT industry as Chairman of the company. We look forward to working with him in this new role," said Mr Lee Hsien Yang.

Said KC, "Both the SingTel and NCS management have been working toward a smooth transition. We are pleased that Yoke Sin who has been with the NCS family since 1996, is promoted to CEO. She is part of the team that has helped NCS evolve from a local to a regional company. Our customers know her well and it helps to have someone our stakeholders trust to continue the partnership."



Dr Chong Yoke Sin joined NCS as a General Manager just when it was being restructured as a commercial entity. With her commercial experience and background, she has led the NCS teams to win and deliver major IT projects both locally as well as overseas. She is also active in the company's branding strategy as well as its continuous company-wide initiatives to keep the organisation fresh and relevant.

Said Dr Chong Yoke Sin of her appointment, "I am honoured with my appointment as the CEO of NCS. I will continue to tap on the strength of the team to build and plan our growth strategy. Together, we will continue to make a difference by helping people and organisations benefit from technologies."

Media Contact

NCS Pte. Ltd.
Ms Judy Wong
Director, Corporate Marketing
Tel: (65) 6556-5451
Fax: (65) 6484-4068
Hp: (65) 9737-9739
Email: lywong@ncs.com.sg

About NCS Pte. Ltd.

With presence in over 16 locations in eight countries across the Asia Pacific region, NCS Pte. Ltd. is a leading regional information technology (IT) and communications engineering services provider. Formed in 1981 to support Singapore's public sector computerisation programme, the now privatised and wholly-owned subsidiary of SingTel Group has built up an impressive portfolio of more than 2,000 large-scale and mission-critical projects deployed. NCS helps its customers gain a competitive edge through its broad range of services, including consulting, development and integration, managed services, and technology solutions. Having established itself as a choice IT services provider in the region's public service sector, NCS has also enjoyed substantial success in the education, financial services and insurance, healthcare and life sciences, homeland security, manufacturing and logistics, telecommunications and utilities, and transportation sectors. NCS has a regional workforce of 3,000 dedicated professionals. It is well positioned to engage in long-term partnerships to create value for its customers.

For more information, please visit http://www.ncs.com.sg./

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	08-Jun-2005 08:06:35
Announcement No.	00003

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation by SingTel Optus Mobile at the 2nd Annual Citigroup Wireless Conference - Sydney
Description	Attached are the presentation materials relating to the presentation at the 2nd Annual Citigroup Wireless Conference to be made by SingTel Optus Mobile on 8 June 2005.

Attachments:



optus.pdf
Total size = **366K**
(2048K size limit recommended)

Close Window

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Wednesday, June 08, 2005 8:11 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



236042.pdf

ASX confirms the release to the market of Doc ID: 236042 as follows:
Release Time: 08-Jun-2005 10:10:38
ASX Code: SGT
File Name: 236042.pdf
Your Announcement Title: Presentation by SingTel Optus Mobile at the 2nd Annual Citig

Citigroup Wireless Conference

Optus Mobile



Mr Murray King

Optus Consumer – Director

8th June 2005

'yes' OPTUS


SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“S$” means Singapore dollars and "A$" means Australian dollars unless otherwise indicated.

'yes' OPTUS


SingTel

Optus Mobile: strong track record

Established scale player 32%

➢ revenue share Mar 05

Benefits of scale

➢ margins & free cashflow improve



Revenue share (1)
Telstra
51%
45%
Optus
29%
32%
All others
20%
23%
FY02
FY03
FY04
Mar-05



EBITDA margin
34%
40%
405
1,289
Free cash flow(2) (A$m)
FY02
FY03
FY04
FY05

'yes' OPTUS

(1) Source: Citigroup research May 05

(2) Free cash flow = EBITDA less cash capex



SingTel

Optus Mobile Q4 FY05: EBITDA up 19%

➢ EBITDA margin increases to 42%

Mobile revenues up 10%
➢ excl. termination revenues



Mobile revenue A$m
7%
887
948
71
115
634
658
182
176
Q4 FY04
Q4 FY05
Equip
Outgoing
Incoming
62%
4%
4%

Q4 margin drivers

Less aggressive in consumer segment — 88k
➢ underlying net adds[(1)]

SACs down 33% — A$111
➢ traditional postpaid subsidies down
➢ higher proportion of capped plans

Longer term impact of caps
➢ lower ARPU could impact margins

(1) Excluding 369k adjustment to prepaid base

'yes' OPTUS

SingTel

Market dynamics

Negatives


Mobile termination rate
Penetration approaching 90%
Caps destroying value at high end

Industry value


Growth in content & data services
Fixed to mobile substitution
Greater proportion of non-subsidised plans

Positives

'yes' OPTUS

SingTel

Optus Mobile is balancing growth and profitability

Efficient scale operations
- Regional mobile customer base of 65m
- Integrated networks with SingTel
- 33% subs market share in Australia
- Cost management initiatives

Strategic focus
- Maintain leadership in consumer
- Continue penetration of business market
- Stimulate data revenues
- Growth in Australian regional markets

Differentiated positioning
- Zoo portal / data services
- High quality customer service
- Bundling

'yes' OPTUS


SingTel

Economies of scale

➢ domestically and regionally

Scale in Australia



Subscribers (m) Mar 05
1.0
3.0
5.9
8.1
HTA (1)
Vodafone (1)
Optus
Telstra

Scale in region



Aggregate subs (m) (2)
9
19
49
65
116
214
Telstra
SKT
NTT DoCoMo
SingTel Grp
China Unicom
China Mobile

'yes' OPTUS

(1) Estimates from Citigroup – Voda number includes MVNO

(2) Mobile sub numbers as at Mar 05



SingTel

Clear strategic focus – with three growth drivers

Growing mobile base



+13%*
One off adjustment
5.9
Mar 04 qtr
Mar 05 qtr
Mobile subscribers (m)

Growing business revenues



+8%
Mar04 qtr
Mar 05 qtr
Business mobile revenues A$m

Growing data revenues



+18%
Mar 04 qtr
Mar 05 qtr
Mobile data revenues A$m

'yes' OPTUS

* 13% underlying growth excluding one-time reduction of 369k prepaid subscribers – due to the introduction of a 60 day recharge expiry period.



SingTel

Optus leads in mobile data

- 970,000 registered users of Optus ZOO


'yes' OPTUS
OPTUS ZOO
Home
Go
My account
My phone
What's hot?
Communicate
Inform me
Entertain me
Zoo arcade

Why is Optus Zoo different?

Accessible from most handsets

- ubiquity was key to SMS adoption

Zoo Arcade – launched June 2004

- 90 content partners

"Personalisable"

- make your own home page
- broadband on mobile and fixed

Optus well positioned for 3G

Customer scale and network sharing

- Large established customer base - 6m
- Shared RAN network – Canberra launched
- Rollout to all capital cities by Mar 2007

3G migration

- Initial focus
  - business market
  - consumer
- Pace of migration – determined by:
  - handset availability
  - customer demand

Data credentials well established

- Data now 17% of revenues
- Zoo portal – 1m regular users
- Complementary position in fixed broadband

'yes' OPTUS


SingTel

Optus: challenger focused on returns

➢ FY06 revenue growth to moderate but Optus targets to exceed overall market growth

Optus strategies	Optus FY06 targets	Optus Mobile FY06
Invest in new mobile and fixed line broadband networks	EBITDA margin may decline compared to FY05 while remaining above 30%	• 3G • Selective call centre outsourcing
Continue investing in growth	Control capex within A$1.1bn budget	• 3G build accelerates FY06 • Regional network build continues
Generate cash flow surplus	Free cash flow (1) to exceed A$1bn	Mobile FY05 FCF – A$1.3bn ➢ FY06 may be impacted by 3G capex

'yes' OPTUS

(1) Operating cash less cash capex

SingTel

Medium term opportunity – increase share of voice traffic

➢ Optus market share in mobile stronger than fixed

Long term opportunity for Optus

➢ fixed to mobile migration



Minutes of use per mth
600
500
400
300
200
100
0
Voice migration potential
Int'l mobile comps
Fixed (1)
Mobile (2)
S'pore (3)
USA (4)
Optus

Declining mobility premium impacts fixed revenues



TLS PSTN rev growth
Mobility premium(5)
3.7
3.0
2.6
2.6
2.6%
2.1%
0.9%
-4.8%
Year to June 02
Year to June 03
Year to June 04
Qtr ending Mar 05

(1) Optus HFC mins per line (assume local call = 4 mins)
(2) Optus Mobile (blended postpaid/prepaid incl incoming)
(3) SingTel Mobile (blended)
(4) Cingular Wireless
(5) Yield per mobile min as multiple of yield per fixed minute – JP Morgan estimates of May 05

'yes' OPTUS


SingTel

Citigroup Wireless Conference

Optus Mobile

8th June 2005

'yes' OPTUS


SingTel

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	07-Jun-2005 07:47:42
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation on SingTel Enters Bangladesh Mobile Market
Description	Attached are the presentation materials in connection with a presentation on SingTel Enters Bangladesh Mobile Market to be made today.



Attachments:

presentation-070605.pdf
Total size = **1441K**
(2048K size limit recommended)

Close Window

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, June 07, 2005 7:53 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



235735.pdf

ASX confirms the release to the market of Doc ID: 235735 as follows:
Release Time: 07-Jun-2005 09:53:05
ASX Code: SGT
File Name: 235735.pdf
Your Announcement Title: Presentation on SingTel Enters Bangladesh Mobile Market

SingTel Enters Bangladesh Mobile Market

7 June 2005


SingTel

Company registration number : 199201624D

Forward Looking Statements - Important Note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

SingTel

SingTel Acquires 45% Stake in Pacific Bangladesh Telecom Limited ("PBTL")

- PBTL is one of five mobile services operators in Bangladesh
- SingTel has acquired a 45% stake through a combination of existing share purchase and a subscription of new shares
- Stake of 55% retained by local partner, the Pacific Group - one of the largest privately-owned business groups in Bangladesh
- Cash consideration of US$118m, representing a pre-money equity valuation of US$206m. US$90m equity injection into PBTL
- SingTel has a call option to increase interest in PBTL to 60% for US$65m (exercisable from 1 April 2007 to 30 June 2007).

SingTel

Investment Highlights


Bangladesh:
Macro and market opportunity

- Strong real GDP growth with transparent foreign investment regime
- Under-served telecom services market (3.9% mobile & 0.7% fixed line penetration)
- Sizeable 140m population base


PBTL:
Realizing value from
Bangladesh growth

- PBTL has established market presence & operations; but growth & market share has lagged peers due to financial resources and capacity constraints
- SingTel investment enables rapid network expansion
- Strong local partner in the Pacific Group


Well structured transaction for
long term partnership

- US$90m equity injection into PBTL to develop business
- Active SingTel management and operational involvement
- Call option incentivises both partners to create value


SingTel

Transaction Rationale

Bangladesh: The Opportunity

Realising Value Through PBTL

The Right Transaction Structure

SingTel

Bangladesh - Overview



NEPAL
INDIA
BANGLADESH
MYANMAR

Demographics	
Population[6]	138.1m
Literacy[5]	43.1%
Religion[5]	Muslim 83%, Hindu 16%, Others 1%
Area[5]	144,000 sq. km
Population Density[5]	1,002 per sq km
Legal System[5]	Based on English common law

Economic Indicators	
GDP per Capita[1]	US$421
GDP per Capita (PPP)[2]	US$1,827
Inflation[1]	5.8%
Informal Economy[1] (as % of GNI, 2003)	35.6%
Exchange Rate (Tk/USD)[3]	63.7
Stock Market Cap.[4]	USD3.1b

Steady and Continued Economic Growth Attracts Foreign Investors

Real GDP Growth (%)



(%)
6
5
4
3
2
1
0
4.4%
5.3%
5.5%
FY02
FY03
FY04

Foreign Presence in Bangladesh



citigroup
AES
LAFARGE
TATA
P&G
gsk GlaxoSmithKline

(1) Based on Smith Barney Research, Bangladesh Bank, CEIC, World Bank as of fiscal year ending 30 June 2004
(2) Based on IMF as of fiscal year ending 30 June 200
(3) Based on Bloomberg as of 30 May 2005
(4) Based on Dhaka Stock Exchange as of 30 May 2005
(5) Based on CIA World Fact Book, la-' ·ıpdated on 17 May 2005
(6) Based on Smith Barney Researc. ɔrld Bank, 2004

The Bangladesh Mobile Market

Mobile Subscriber Growth[1]



('000)
55,000
10,000
5,000
0
Historic CAGR: 97%
33
61
114
243
532
907
1,562
3,768
5,441
>50,000 (2)
'97
'98
'99
'00
'01
'02
'03
'04
Apr '05
'15

Current Subscriber Market Share[1]

Dec 2000



Banglalink 6%
CityCell 14%
Aktel 12%
Grameen Phone 68%

Total Subs: 0.2m

Apr 2005



Banglalink 5%
CityCell 6%
Aktel 33%
Grameen Phone 56%

Total Subs: 5.4m

Key Market Highlights

- Market growth constrained by capacity
- Market share driven by individual operator ability to deploy capacity
- Estimated demand today of 14m far exceeds supply
- Mobile penetration forecast to reach >30% in 2015 (>50m subscribers)[2]
- High potential for fixed wireless services due to low fixed line penetration
- Potential for micro-prepaid to address low-income segment

(1) Source: PBTL estimates
(2) Source: Lehman Brothers, 22 February 2005



SingTel

Bangladesh Mobile Operators

Mobile Operators	Technology	Foreign Investor Participation
Grameen Phone	GSM	• Telenor first invested into Grameen Phone in 1997; now owns 62%
Aktel	GSM	• Telekom Malaysia first invested into Aktel in 1996; now owns 70%
CityCell	CDMA	• SingTel strategic investor as of June 2nd, 2005
Banglalink	GSM	• Orascom Telecom acquired 100% of Sheba/Banglalink in Sept 2004
Teletalk	GSM	• No foreign investor as of yet. Owned by the local fixed line incumbent BTTB

Key Themes

- **Mobile operators with long standing foreign strategic investors have created significant value and lead the market**
- **New foreign investors such as Orascom have expects to invest over US$200m in the coming years**
- **PBTL provides an entry point into a rapidly growing Bangladesh mobile sector**


SingTel

Transaction Rationale

Bangladesh: The Opportunity

Realising Value Through PBTL

The Right Transaction Structure

SingTel

Overview of PBTL



Key Business Highlights

- Mobile operations launched in 1993 under established "CityCell" brand name
- Geographical coverage of 50% of Bangladesh land area and 75% of six major cities
- CDMA 2000-1X network
- Approx. 320k subscribers with 65%/35% prepaid/postpaid split
- Also has nationwide fixed line licence (hence potential for WLL and other non-mobile revenue streams)
- PBTL addressing pent-up demand with US$100m network expansion to boost capacity; will cover 95% of major cities and 90% of rest of Bangladesh

Product Innovation

- Introduced "stored-value" cash cards to overcome credit verification issues
- Introduced settlement of billing at ATMs
- Online bill payment via internet banking
- Only provider of Bangla SMS; Automatic translation of romanised script to Bangla text


GROUP
SMS


SMS


SingTel

PBTL – Consistent Financial Performance

Subscribers ('000)



350
300
250
200
150
100
50
0
CAGR: 80%
91
179
296
FY02
FY03
FY04

Revenues (US$m)



80
60
40
20
0
CAGR: 51%
$31.8
$48.1
$72.9
FY02
FY03
FY04

EBITDA (US$m)



30
20
10
0
CAGR: 29%
$12.3
$15.9
$20.4
FY02
FY03
FY04

Other Information for FY2004[1]

Operating Metrics	
Blended ARPU (US$)[2]	$14 - $16
Blended Churn (%)	0.3% - 0.5%
P&L	
EBIT (US$ mm)	$10
Net Income (US$m)	$4

Source: Company data
(1) PBTL financial year ended 31 December 2004
(2) Estimated ARPU blended for mobile prepaid and postpaid segments. Adjusted to exclude hardware sales, IDD, Interconnect and revenues from fixed wireless services



CDMA in Bangladesh

Similarities between CDMA and GSM	▪ Equivalent or superior call quality, talk time and dropped calls ▪ Equivalent range of data features including internet access, content download etc. ▪ Differential in handset price/choice (between GSM/CDMA) is narrowing
Lower Cost Structure	▪ Lower frequency and wider coverage requires fewer Base Stations, reducing capex and operating and maintenance charges ▪ Greater efficiency of spectrum utilisation
Restricted Roaming Capabilities	▪ Demand in Bangladesh mostly domestic market-driven ▪ Reduced relevance of roaming
Continued Ability to Extract Synergies	▪ SingTel procurement to date focused on GSM handsets & equipment; however most telco vendors offer both GSM & CDMA equipment

CDMA can succeed with the right execution


SingTel

Leveraging on SingTel's Experience

SingTel will be active in the management of PBTL and the execution of its business plan

Board Representation

- 3 out 7 Board members

Management Appointments

- Right to appoint certain key management positions

Technical Service Know-how

- Network planning, sales & marketing, billing & retention management
- Secondee program for key business areas

Overall Execution

- Experience in rolling out network and adding subscribers in low penetration markets

Equipment Procurement

- Leverage purchasing scale and vendor relationships to minimise pricing for handsets and network

Sales & Distribution

- Apply SingTel expertise in brand management, marketing and pricing plan development

Customer Retention

- Apply best-in-class techniques for churn management and customer support

Corporate Governance

- Improve board and management practices to world standards

Accounting & Financial Control

- Enhance MIS, financial reporting and audit practices


SingTel

Transaction Rationale

Bangladesh: The Opportunity

Realizing Value Through PBTL

The Right Transaction Structure

SingTel

Our Partner in Bangladesh

SingTel has a well-known and established local partner in the Pacific Group, one of the largest privately-owned groups in Bangladesh

Key Personnel

M. Morshed Khan
- Founder of Pacific Group
- Currently serving as Minister for Foreign Affairs for Bangladesh
- Temporarily on retirement from Group organizations

Faisal M. Khan
- Managing Director of Pacific Motors Ltd
- Director of various companies in the Pacific Group
- Vice Chairman of PBTL

Pacific Group

Pacific Motors Limited ("PML")

- Pacific Group (PG) started PML in 1973, now the largest importer of new cars (*Nissan*) in Bangladesh
- PML is importing the highest number of light passenger vehicles from Japan into Bangladesh and was awarded by Nissan for achieving the highest market share in Bangladesh. From 2001 onward, PML is the market leader in the brand new car segment and its market share in 2004 was 54%
- PML represents Nissan, Nissan Diesal, Subaru and Renault in Bangladesh

Other Businesses

- Arab Bangladesh Bank Limited:
  - First private sector bank established in Bangladesh
  - 3rd largest in Bangladesh with 68 branches and 2 overseas branches
  - Listed on the Dhaka Stock Exchange with a market cap of approximately US$30m
- Therapeutics Bangladesh Ltd
  - Operates a modern pharmaceutical factory
  - Products products for Glaxo Wellcome Bangladesh Limited under contract
- Bengal Fisheries Ltd, a joint venture with Maruha and Mitsui Corp of Japan, is one of the largest fisheries in Bangladesh
- Noyapara Tea Estate, one of the largest tea estates in Bangladesh


SingTel

The Transaction Structure

SingTel, PBTL & the Pacific Group have put in place a mutually beneficial partnership structure to create value and growth

Investment Overview

(US$)	New Shares	Existing Shares	Total
Pre-Money Equity Value	$206m	$206m	$206m
No. of Shares Purchased ('000)	1,527	1,680	3,207
Purchase Price Per Share	$58.93	$16.67	$36.79
Purchase Price	$90m	$28m	$118m
Existing No. of Shares ('000)			5,600
Pro Forma Shares ('000)			7,127
Post-Money Stake Acquired	21.4%	23.6%	45.0%
Implied Post-Money Equity Value			$262m

Investment Terms

- Bulk of transaction consideration (US$90m) injected into PBTL to fund expansion
- Equity investment expands capital base and provides additional borrowing capacity
- Call option creates incentive for both SingTel & PBTL to execute business plan successfully


SingTel

Preparing for the Next Phase of Growth

Participation in the Bangladesh mobile market will fuel SingTel's next phase of growth


High
MOBILE PENETRATION
Low
SingTel Mobile
'yes'
OPTUS
AIS
GLOBE TELECOM
TELKOMSEL
bharti
Low
GDP PER CAPITA
High

SingTel

SingTel Enters Bangladesh Mobile Market

7 June 2005


SingTel

Company registration number : 199201[illegible]D